                          U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
<square>Check this box if no longer
   subject to Section 16. Form 4
   or Form 5 obligations
   may continue.  SEE Instruction 1(b).

              Filed pursuant to Section 16(a) of the Securities Act of 1934,
                          Section 17(a) of the Public Utility
                          Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person        2. Issuer Name and Ticker or Trading Symbol   6.  Relationship of Reporting Person
                                                                                             to Issuer
MIKULSKI,                           STANISLAW               ALFACELL CORPORATION (ACEL)             (Check all applicable)
M.
                                                                                                ___X____ Director______ 10% Owner
(Last)              (First)           (Middle) 3. IRS or Social     4. Statement for            ___X____ Officer     ______ Other
                                               Security Number of      Month/Year               (give title below)
C/O ALFACELL CORPORATION, 225 BELLEVILLE       Reporting Person                              (specify below)
AVENUE                                         (Voluntary)              SEPTEMBER 1996
                                                                                               EXECUTIVE VICE PRESIDENT AND VICE
                                                                                             PRESIDENT,
                                                                                                        MEDICAL AFFAIRS
                   (Street)                                         5. If Amendment,
                                                                       Date of Original
BLOOMFIELD, NEW JERSEY                  07003                       (Month/Year)
(City)              (State)              (Zip)
                                               TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security                           2. Trans-  3. Trans- 4. Securities Acquired   5. Amount of   6. Owner-   7. Nature
   (Instr. 3)                                     action     action    (A) or Disposed of       Securities     ship        of In-
                                                  Date       Code      (D)                      Beneficially   Form:       direct
                                                  (Month/  (Instr.     (Instr. 3, 4 and 5)      Owned at       (D) or      Bene-
                                               Day/       8)                                    End of         Indirect    ficial
                                               Year)                                            Month          (I)         Owner-
                                                                                                (Instr. 3      (Instr.     ship
                                                                                             and 4)         4)             (Instr.
                                                                                                                        4)
                                                          Code   V   Amount  (A) or Price
                                                                               (D)

Common Stock                                   09/04/96   S         6,000      D     $4.63

Common Stock                                   09/05/96   S         1,400      D     $4.63

Common Stock                                   09/10/96   S         6,600      D     $4.50

Common Stock                                   09/11/96   S         9,000      D     $4.50

Common Stock                                   09/16/96   S         13,500     D     $4.25   361,250             D          ---



TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
              (E.G., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2.Conver3.Trans-4.Transac-5.Number of6.Date   7.Title and Amount of 8.Price9.Number10.        11.  Na-
Security                   sion   action tion  Deriv-       ExercisableUnderlying Securities   of    of       Owner-     ture
   (Instru. 3)             or     Date   Code  ative        and        (Instr. 3 and 4)        Deriv-Deriv-   ship        of In-
                           Exercise(Month/Day/(Instr.SecuritiesExpiration                      ative ative     Form       direct
                           Price  Year)8)      Ac-          Date                               Secur-Secur-    of De-     Bene-
                           of                  quired (A)   (Month/Day/                        ity   ities                ficial
                           Deriv-              or           Year)                              (Instr.Bene-   rivative    Own-
                           ative               Disposed                                        5)    ficially  Secu-        ership
                         Security              of (D)                                                Owned     ity:    (Instr. 4)
                                               (Instr. 3,                                            at End    (D) or
                                             4, and 5)                                               of        Indi-
                                                                                                     Month     rect
                                                                                                     (Instr.  (I)
                                                                                                     4)        (Instr.
                                                                                                            4)
                                       CodeV    (A) (D)   Date  Expira-     Title     Amount
                                                          Exer- tion                  or
                                                          cisableDate                 Number
                                                                                      of
                                                                                      Shares

Stock Option                                                               Common
(right to buy)           $3.87  9/4/96 x            6,000 9/16/92 9/16/96  Stock      6,000  $3.87

Stock Option                                                               Common
(right to buy)           $3.87  9/5/96 x            1,400 9/16/92 9/16/96  Stock      1,400  $3.87

Stock Option                                                               Common
(right to buy)          $3.87  9/10/96 x            6,600 9/16/92 9/16/96  Stock      6,600  $3.87

Stock Option                                                               Common
(right to buy)          $3.87  9/11/96 x            9,000 9/16/92 9/16/96  Stock      9,000  $3.87

Stock Option                                                               Common                          0       --          --
(right to buy)          $3.87  9/16/96 x           13,500 9/16/92 9/16/96  Stock     13,500  $3.87

  Explanation of Responses:



             /s/ Kevin T. Collins                             10/   /96

             Kevin T. Colllins, as Attorney-in-Fact
             **Signature of Reporting Person                  Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
   If space provided is insufficient, SEE Instruction 6 for procedure.
                                                      SEC 1474 (8-92)